AMCI Acquisition Corp. II

600 Steamboat Road
Greenwich, Connecticut 06830

January 11, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dillon Hagius and Laura Crotty

Re:	AMCI Acquisition Corp. II Registration Statement on Form S-4 File No. 333-264811

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AMCI Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 11, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, White & Case LLP, request by telephone that such Registration Statement be declared effective.

Please contact Elliott Smith of White & Case LLP at (212) 819-7644, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nimesh Patel
Nimesh Patel
Chief Executive Officer